UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant's name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 21, 2026, Oculis Holding AG (the “Registrant”) published the invitation to its 2026 Annual General Meeting to be held on May 13, 2026 at Ochsen-Zug, Kolinplatz 11, CH-6300 Zug, Switzerland, at 6:00 a.m. EDT / 10:00 a.m. GMT / 12:00 p.m. CEST. The press release, the Invitation to the 2026 Annual General Meeting, the Annual General Meeting Proxy Card, and the 2025 Annual Report of the Registrant are furnished hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively. The results from the 2025 Annual General Meeting can be found on the Registrant's website at https://investors.oculis.com/events/event-details/2025-annual-general-meeting.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated April 21, 2026
99.2	Invitation to the 2026 Annual General Meeting of Shareholders
99.3	Annual General Meeting Proxy Card
99.4	2025 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: April 21, 2026	By:	/s/ Sylvia Cheung
Chief Financial Officer